Morgan Stanley Finance LLC Structured Investments	Free Writing Prospectus to Preliminary Pricing Supplement No. 1,241 Filed pursuant to Rule 433 Registration Statement Nos. 333-275587; 333-275587-01 February 28, 2024

Market Linked Securities—Callable with Contingent Coupon and Contingent Downside

Principal at Risk Securities Linked to the Lowest Performing of the Energy Select Sector SPDR® Fund, the Financial Select Sector SPDR® Fund, the Technology Select Sector SPDR® Fund and the Health Care Select Sector SPDR® Fund due March 1, 2027

Fully and Unconditionally Guaranteed by Morgan Stanley

Summary of terms

Issuer and guarantor	Morgan Stanley Finance LLC (issuer) and Morgan Stanley (guarantor)
Underlyings	Energy Select Sector SPDR® Fund (the “XLE Shares”), Financial Select Sector SPDR® Fund (the “XLF Shares”), the Technology Select Sector SPDR® Fund (the “XLK Shares”) and the Health Care Select Sector SPDR® Fund (the “XLV Shares”)
Pricing date*	February 29, 2024
Original issue date*	March 5, 2024
Face amount	$1,000 per security
Contingent coupon payments	On each contingent coupon payment date, you will receive a contingent coupon payment at a per annum rate equal to the contingent coupon rate if, and only if, the fund closing price of the lowest performing underlying on the related calculation day is greater than or equal to its coupon threshold price. Each “contingent coupon payment”, if any, will be calculated per security as follows: ($1,000 × contingent coupon rate) / 4.
Contingent coupon rate	At least 10.10% per annum, to be determined on the pricing date
Call Feature	On any redemption date, we will redeem the securities for a redemption price per security equal to the face amount plus a final contingent coupon payment, if any, if and only if the output of a risk neutral valuation model on a business day, as selected by the calculation agent, that is no earlier than three business days before the calculation day preceding such redemption date and no later than such calculation day (the “determination date”), taking as input: (i) prevailing reference market levels, volatilities and correlations, as applicable and in each case as of the determination date and (ii) Morgan Stanley’s credit spreads as of the pricing date, indicates that redeeming on such redemption date is economically rational for us as compared to not redeeming on such redemption date. If we call the securities, we will give you notice no later than the calculation day preceding the redemption date specified in the notice. No further payments will be made on the securities once they have been redeemed.
Calculation days	Quarterly, on the 24th of each February, May, August and November, commencing May 2024 and ending on the final calculation day. We refer to February 24, 2027 as the “final calculation day.”
Contingent coupon payment dates	Three business days after the applicable calculation day; provided that the coupon payment date for the final calculation day is the maturity date.
Redemption dates	Quarterly, beginning approximately six months after the issue date, on the contingent coupon payment date following each calculation day scheduled to occur from August 2024 to November 2026, inclusive.
Maturity payment amount (per security)

• if the ending price of each underlying is greater than or equal to its respective downside threshold price:

$1,000; or

• if the ending price of any underlying is less than its respective downside threshold price:

$1,000 × performance factor of the lowest performing underlying on the final calculation day

Maturity date*	March 1, 2027
Starting price	For each underlying, its fund closing price on the pricing date
Ending price	For each underlying, its fund closing price on the final calculation day
Lowest performing underlying	On any calculation day, the underlying with the lowest performance factor on that calculation day
Performance factor	With respect to each underlying, on any calculation day, its fund closing price on such calculation day divided by its starting price
Coupon threshold price	65% of the starting price for each underlying
Downside threshold price	60% of the starting price for each underlying
Calculation agent	Morgan Stanley & Co. LLC, an affiliate of the issuer
Denominations	$1,000 and any integral multiple of $1,000
Agent discount**	Morgan Stanley & Co. LLC and Wells Fargo Securities, LLC will act as the agents for this offering. Wells Fargo Securities, LLC will receive a commission of up to $23.25 for each security it sells. Dealers, including Wells Fargo Advisors (“WFA”), may receive a selling concession of up to $17.50 per security, and WFA may receive a distribution expense fee of $0.75 for each security sold by WFA.
CUSIP	61771W3V8
Tax considerations	See preliminary pricing supplement

*Subject to change

** In addition, selected dealers may receive a fee of up to 0.15% for marketing and other services

Hypothetical payout profile (excluding contingent coupon payments)

If the securities are not called prior to the maturity date and the ending price of any underlying is less than its downside threshold price, you will lose more than 40%, and possibly all, of the face amount of your securities at the maturity date.

Any return on the securities will be limited to the sum of your contingent coupon payments, if any. You will not participate in any appreciation of any underlying, but you will have full downside exposure to the lowest performing underlying on the final calculation day if the ending price of that underlying is less than its downside threshold price.

The face amount of each security is $1,000. This price includes costs associated with issuing, selling, structuring and hedging the securities, which are borne by you, and, consequently, the estimated value of the securities on the pricing date will be less than $1,000 per security. We estimate that the value of each security on the pricing date will be approximately $971.40, or within $45.00 of that estimate. Our estimate of the value of the securities as determined on the pricing date will be set forth in the final pricing supplement. See “Investment Summary” and “Risk Factors” in the accompanying preliminary pricing supplement for further information.

This document provides a summary of the terms of the securities. Investors should carefully review the accompanying preliminary pricing supplement, product supplement for principal at risk securities, index supplement and prospectus before making a decision to invest in the securities.

Preliminary Pricing Supplement: https://www.sec.gov/Archives/edgar/data/895421/000095010324002979/
dp207425_424b2-ps1241.htm

The securities have complex features and investing in the securities involves risks not associated with an investment in ordinary debt securities. See “Risk Factors” in the accompanying preliminary pricing supplement. All payments on the securities are subject to our credit risk.

This introductory term sheet does not provide all of the information that an investor should consider prior to making an investment decision.

The securities are not deposits or savings accounts and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency or instrumentality, nor are they obligations of, or guaranteed by, a bank.

Selected risk considerations

The risks set forth below are discussed in more detail in the “Risk Factors” section in the accompanying preliminary pricing supplement, product supplement for principal at risk securities, index supplement and prospectus. Please review those risk factors carefully.

Risks Relating to an Investment in the Securities

•	The securities do not guarantee the return of the face amount of your securities at maturity.

•	The securities do not provide for the regular payment of interest.

•	The securities have early redemption risk.

•	The contingent coupon payment, if any, is based on the value of each underlying on only the related quarterly calculation day.

•	Investors will not participate in any appreciation in any underlying.

•	The market price will be influenced by many unpredictable factors.

•	The securities are subject to our credit risk, and any actual or anticipated changes to our credit ratings or credit spreads may adversely affect the market value of the securities.

•	As a finance subsidiary, MSFL has no independent operations and will have no independent assets.

•	Investing in the securities is not equivalent to investing in the underlyings or the stocks composing the fund underlying indices.

•	The rate we are willing to pay for securities of this type, maturity and issuance size is likely to be lower than the rate implied by our secondary market credit spreads and advantageous to us. Both the lower rate and the inclusion of costs associated with issuing, selling, structuring and hedging the securities in the face amount reduce the economic terms of the securities, cause the estimated value of the securities to be less than the face amount and will adversely affect secondary market prices.

•	The estimated value of the securities is determined by reference to our pricing and valuation models, which may differ from those of other dealers and is not a maximum or minimum secondary market price.

•	The securities will not be listed on any securities exchange and secondary trading may be limited.

•	The calculation agent, which is a subsidiary of Morgan Stanley and an affiliate of MSFL, will make determinations with respect to the securities.

•	Hedging and trading activity by our affiliates could potentially adversely affect the value of the securities.

•	The maturity date may be postponed if the final calculation day is postponed.

•	Potentially inconsistent research, opinions or recommendations by Morgan Stanley, MSFL, WFS or our or their respective affiliates.

•	The U.S. federal income tax consequences of an investment in the securities are uncertain.

Risks Relating to the Underlyings

•	You are exposed to the price risk of each underlying.

•	Because the securities are linked to the performance of the lowest performing underlying, you are exposed to greater risks of receiving no contingent coupon payments and sustaining a significant loss on your investment than if the securities were linked to just one underlying.

•	Investing in the securities exposes investors to risks associated with investments in securities with a concentration in the energy sector.

•	Investing in the securities exposes investors to risks associated with investments in securities with a concentration in the financial services sector.

•	Investing in the securities exposes investors to risks associated with investments in securities with a concentration in the technology sector.

•	Investing in the securities exposes investors to risks associated with investments in securities with a concentration in the health care sector.

•	The performance and market price of an underlying, particularly during periods of market volatility, may not correlate with the performance of the respective fund underlying index, the performance of the component securities of such fund underlying index or the net asset value per share of such underlying.

•	The antidilution adjustments the calculation agent is required to make do not cover every event that could affect the underlyings.

•	Adjustments to the underlyings or the fund underlying indices could adversely affect the value of the securities.

•	Historical prices of the underlyings should not be taken as an indication of the future performance of the underlyings during the term of the securities.

For more information about the underlyings, including historical performance information, see the accompanying preliminary pricing supplement.

Morgan Stanley and MSFL have filed a registration statement (including a prospectus, as supplemented by the applicable product supplement and the index supplement) with the Securities and Exchange Commission, or SEC, for the offering to which this communication relates. You should read the prospectus in that registration statement, the applicable product supplement, the index supplement and any other documents relating to this offering that Morgan Stanley and MSFL have filed with the SEC for more complete information about Morgan Stanley, MSFL and this offering. You may get these documents without cost by visiting EDGAR on the SEC web site at.www.sec.gov. Alternatively, Morgan Stanley, MSFL, any underwriter or any dealer participating in the offering will arrange to send you the applicable product supplement, index supplement and prospectus if you so request by calling toll-free 1-(800)-584-6837.

Wells Fargo Advisors is a trade name used by Wells Fargo Clearing Services, LLC and Wells Fargo Advisors Financial Network, LLC, members SIPC, separate registered broker-dealers and non-bank affiliates of Wells Fargo Finance LLC and Wells Fargo & Company.

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